Exhibit (a)(9)

STATE OF ILLINOIS	)
	)	SS
COUNTY OF COOK	)

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS

COUNTY DEPARTMENT, CHANCERY DIVISION

Discovery Partners, on Behalf of Itself and All	)	10CH48639
Others Similarly Situated,	)	No.
)
Plaintiff,	)	Jury Trial Demanded
)
vs.	)
)
Ronald L. Blake, Donald J. Liebentritt, Raymond	)
A. Gross, F. Philip Handy, Marc C. Particelli,	)
Michael J. Soenen, Mark R. Sotir, Rewards	)
Network Corporation and Equity Group	)
Investment, LLC,	)
)
Defendants.	)

CLASS ACTION COMPLAINT

Plaintiff, by its attorneys, alleges as and for its class action complaint, upon personal knowledge as to itself and its own acts, and as to all other matters upon information and belief, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action (the “Action”) on behalf of Plaintiff and the other public stockholders of Rewards Network Corporation (“Rewards Network” or the “Company”), against Rewards Network, the Company’s board of directors (the “Board”) and Equity Group Investments, LLC. The Action challenges Defendants’ actions in causing Rewards Network to enter into an agreement (the “Sale Agreement”) pursuant to which affiliates of Equity Group Investment, LLC (collectively “EGI”) will purchase, via a tender offer, all of the issued and outstanding shares of the Company’s common stock for $13.75 per share in cash (the “Tender Offer”) in a transaction which protects and advances the interests of Rewards Network’s directors to the detriment of Plaintiff and Rewards Network’s other public shareholders. Specifically, as further alleged below, a majority of Rewards Network’s directors will receive personal compensation in connection with the Sale Agreement - compensation that they would not otherwise receive at this time absent the Sale Agreement. In addition, three of the directors are affiliated with the purchaser, EGI. These conflicts of interest caused Rewards Network’s directors to be unable to fairly and thoroughly evaluate the Sale Agreement to ensure that it is in the best interest of Rewards Network’s public shareholders. The Action also challenges Defendants’ efforts to conceal material information from Plaintiff and Rewards Network’s other public shareholders in conjunction with the Sale Agreement and the Tender Offer — in the Recommendation Statement Rewards Network directors caused the Company to file with the SEC and mailed to Rewards Network’s shareholders on or about November 8, 2010 in connection with recommending that shareholders tender their shares (the “Recommendation Statement”).

JURISDICTION

2. This Court has jurisdiction over this action because Rewards Network is headquartered in this State and because the improper conduct alleged in this Complaint occurred in and/or was directed at Illinois. Additionally, this Court has jurisdiction over each of the Defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.

3. Venue is proper in this Court pursuant to Illinois Code of Civil Procedure 2-101 and 2-102 since Rewards Network’s principal place of business is located in Cook County, and the Defendants’ wrongful acts arose in this county.

4. This action challenges the internal affairs or governance of Rewards Network and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

PARTIES

5. Plaintiff Discovery Partners has owned common stock in Rewards Network since prior to January 1, 2008.

6. Defendant Rewards Network is a publicly traded corporation, organized under the laws of Delaware, with its executive offices located at Two North Riverside Plaza, Suite 950, Chicago, Illinois 60606. Rewards Network operates dining rewards programs in North America by marketing participating restaurants to members of these programs and by providing incentives to members to dine at these restaurants. In addition to operating the dining rewards program of leading airline frequent flyer programs, hotel frequent-stay programs, retailer shopping programs, college savings programs, and other affinity organizations, the Company also offers its own dining rewards program, iDine(R), at www.idine.com. The Company’s stock is publicly traded on the NASDAQ stock exchange under the ticker “DINE.” This Court has jurisdiction over Rewards Network because it is headquartered in this State and because many of the acts complained of in this complaint occurred in and/or were directed at this State.

7. Defendant Ronald L. Blake (“Blake”) has served as President and Chief Executive Officer (“CEO”) of Rewards Network since March 2005 and as a director of the Company since September 2005. In connection with consummation of the Sale Agreement,

Blake is entitled to receive (i) a cash payment of $473,729.00 for the accelerated vesting of his restricted stock units, (ii) a potential cash payment of either $571,115.00 or $1,130,010.00 if terminated, depending on the circumstances, under the terms of his Employment Agreement, and (iii) a potential cash award opportunity of $812,500.00 under his Change in Control Bonus Agreement. Further, Blake will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Blake because Rewards Network is headquartered in this State and many of Blake’s actions challenged in this complaint occurred in, or were directed at, this Sate.

8. Defendant Donald J. Liebentritt (“Liebentritt”) has served as a director of Rewards Network’s Board since 2005. Defendant Liebentritt is also a Senior Advisor with EGI, and served as President of EGI from 2000 through 2005. In connection with consummation of the Sale Agreement, Liebentritt is entitled to receive a cash payment of $445,088.00 for his director deferred shares and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Liebentritt because Rewards Network is headquartered in this State and many of Liebentritt’s actions challenged in this complaint occurred in, or were directed at, this Sate.

9. Defendant Raymond A. Gross (“Gross”) has served as a director of Rewards Network’s board since 2001. In connection with consummation of the Sale Agreement, Gross is entitled to receive a cash payment of $685,011.00 for his director deferred shares and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Gross because Rewards Network is headquartered in this State and many of Gross’s actions challenged in this complaint occurred in, or were directed at, this Sate.

10. Defendant F. Philip Handy (“Handy”) has served as a director of Rewards Network’s Board since 1998. Additionally, Defendant Handy served as Managing Director of EGI Corporate Investments, a diversified management and investment business, from June 1997 to December 1999. He also served as a Managing Director of Equity Group Investments Inc., from 1996 to 1999. In connection with consummation of the Sale Agreement, Handy is entitled to receive a cash payment of $644,944.00 for his director deferred shares, and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Handy because Rewards Network is headquartered in this State and many of Handy’s actions challenged in this complaint occurred in, or were directed at, this Sate.

11. Defendant Marc C. Particelli (“Particelli”) has served as a director of Rewards Network’s Board since 2008. In connection with consummation of the Sale Agreement, Particelli will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Particelli because Rewards Network is headquartered in this State and many of Particelli’s actions challenged in this complaint occurred in, or were directed at, this Sate.

12. Defendant Michael J. Soenen (“Soenen”) has served as a director of Rewards Network’s Board since 2008. In connection with consummation of the Sale Agreement, Soenen is entitled to receive a cash payment of $164,725.00 for his director deferred shares and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Soenen because Rewards Network is headquartered in this State and many of Soenen’s actions challenged in this complaint occurred in, or were directed at, this Sate.

13. Defendant Mark R. Sotir (“Sotir”) has served as a director of Rewards Network’s Board since 2008. Defendant Sotir has also served as a Managing Director of EGI since November 2006. Sotir manages a number of EGI’s investments and serves on the boards of directors of several of EGI’s portfolio companies. In connection with consummation of the Sale Agreement, Sotir is entitled to receive a cash payment of $78,554.00 for his director deferred shares, and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Sotir because Rewards Network is headquartered in this State and many of Sotir’s actions challenged in this complaint occurred in, or were directed at, this Sate.

14. Defendant Equity Group Investments, LLC (collectively with its affiliates referred to herein as “EGI”) is a private equity firm specializing in buyouts, distressed, and turnaround investments in large companies. The firm primarily focuses its investments in the real estate sector. It also invests, finances, builds, and operates companies including publicly traded real estate companies in the United States and companies across a diverse array of industries. Equity Group Investments, LLC was founded by its current Chairman and President, Sam Zell, in 1968 and is based in Chicago, Illinois. This Court has jurisdiction over EGI because it is headquartered in this State and because many of EGI’s actions challenged in this complaint occurred in, or were directed at this State.

15. The Defendants identified in paragraphs 7 through 13 collectively constitute the entirety of Rewards Network’s Board. These seven individuals are hereinafter sometimes referred to collectively as the “Individual Defendants.”

16. Each Defendant herein is sued individually and/or as an aider and abettor. The Individual Defendants are also sued in their capacity as directors of Rewards Network. The liability of each defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

17. Plaintiff brings this action as a class action pursuant to 735 ILCS 5/2-801 on behalf of itself and all other shareholders of the Company (except the Defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with Defendants), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

18. The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to Plaintiff, and can be ascertained only through appropriate discovery, Plaintiff believes there are many hundreds, if not thousands, of Class members. As of November 3, 2010, Rewards Network had over 8.8 million shares of common stock outstanding.

19. There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual Class members. The predominant questions of law and fact include, among others, whether:

(a) the Defendants have and are breaching their fiduciary duties to the detriment of Rewards Network shareholders;

(b) Defendant EGI has aided and abetted and is continuing to aid and abet the Individual Defendants breaches of fiduciary duties;

(c) Plaintiff and other members of the Class would be irreparably harmed were the transaction complained of herein consummated; and

(d) the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

20. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

21. A class action is an appropriate method for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Also, the prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for the party opposing the class, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests. Plaintiff anticipates no difficulty in the management of this action as a class action.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

22. Under applicable common law, the directors of a publicly held company such as Rewards Network have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing and are liable to shareholders for breaches thereof. They are required to exercise good faith and subordinate their own selfish interests to those of the corporation and its public stockholders where their interests conflict. Where it appears that a director, or a company affiliated with a director, has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith

23. As alleged in detail below, Defendants have breached, and/or aided other Defendants’ breaches of, their fiduciary duties to Rewards Network public shareholders by acting to cause or facilitate the Sale Agreement because it is not in the best interests of those shareholders, but is in the best interests of the Individual Defendants who will collectively receive significant personal profits as a result of the Sale Agreement, which they would not otherwise receive at this time.

24. Because Defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.

25. Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on or about November 8, 2010, they filed with the SEC a recommendation statement (in connection with recommending that shareholders tender their shares pursuant to the Tender Offer) but concealed certain material information which a reasonable shareholder would find material in determining whether to tender their shares. Among other things, the Defendants have failed to disclose material information including information regarding (i) the conflicts of interest of the financial advisor, Harris Williams & Co. (“Harris Williams”), hired to, among other things, render an opinion that the price to be paid pursuant to the Sale Agreement is fair (the “Fairness Opinion”), (ii) the purported “sale process” that the Individual Defendants engaged in prior to entering into the Sale Agreement, and (iii) details of the analyses underlying the Fairness Opinion - all information which courts have repeatedly held ought to be disclosed to shareholders.

SUBSTANTIVE ALLEGATIONS

A.	Rewards Network Is A Strong Company With The Potential For Greater Growth

26. Although impacted by the recent economic downturn, Rewards Network is a strong company with the potential for greater growth. The strength of the Company is evidenced by the Company’s press release, dated April 28, 2010 (the “April Press Release”), in which Rewards Network announced as follows with regard to the Company’s earnings for the first quarter of 2010:

Rewards Network announced $0.17 earnings per share for the first quarter of 2010, up $0.18 over the prior year period. Earnings per share in the quarter were positively impacted by Marketing Services Program revenue growth of 60.7% and a 77.0% reduction in the provision for losses as a result of the strong performance of the dining credits portfolio. The Company reported total revenues of $26.4 million and gross profit of $18.6 million for the first quarter of 2010, an increase of 2.5% and 14.3% respectively, as compared to the first quarter of 2009. Rewards Network ended the first quarter with 10,288 restaurants, a 3.6% increase over the prior year. The Company ended the first quarter with $14.6 million of cash on hand, debt free, and without having drawn on its revolving line of credit.

During the first quarter of 2010, the Company generated $1.9 million of cash due to Marketing Services Program revenue growth and improved profitability in the Marketing Credits Program. The net dining credits portfolio was $56.1 million as of March 31, 2010, as compared to $57.3 million as of December 31, 2009 and $63.0 million as of March 31, 2009.

(emphasis added)

27. Further, in regards to Rewards Network’s increased profitability, the Company’s CEO, Defendant Blake, stated as follows in the April Press Release:

We are pleased both by our improved profitability year over year and the 61% growth in Marketing Services Program Revenues. . . . These results are consistent with our strategic focus on becoming the leading marketing services provider to the restaurant industry.

*        *        *         *        *        *        *        *         *        *        *

Our first quarter results set the stage for further earnings growth and future revenue growth for the year… We continue to be focused on broadening our marketing services offerings to our restaurant clients as part of our long-term goal of having Marketing Services represent the majority of our revenues.

(emphasis added).

28. Rewards Network’s profits continued to increase in the second quarter of 2010, as did its potential for future growth and profitability. In this regard, the Company announced as follows in a press release dated July 21, 2010 (the “July Press Release”):

Second quarter revenues grew 4.9% over the prior year, fueled by Marketing Services Program revenue growth of 39.4%. Second quarter gross profit grew 10.4% over the prior year period, reflecting revenue growth and a reduction in the provision for losses expense. Disciplined management of the dining credits portfolio led to the decline in the provision for losses expense of 50.8% to $1.0 million, or 3.4% of total revenues in the quarter, as compared to $2.0 million, or 7.3% of total revenues in the second quarter of 2009.

‘Overall revenue growth and the strong performance of the dining credits portfolio resulted in significant growth in gross profit in the quarter’ said Chris Locke, CFO of Rewards Network.

In the second quarter, the Company continued to invest in opportunities to accelerate growth, including growing sales headcount, and developing and implementing a new daily special product in two metropolitan markets, found at www.idinedeals.com. Primarily as a result of the Company’s growth program, operating expenses increased by $1.6 million or 10.4% over the second quarter of 2009, which also includes $0.3 million incurred as part of the strategic review process as discussed above.

During the second quarter, the Company engaged in active member acquisition and engagement efforts, which led to an increase in its active member base of 16.7%, the average spend per member of 8.6%, the number of completed surveys by 83.3% and the number of email addressable members by 8.0% over the prior year. The Company also offered double benefits to certain members on Monday, Tuesday and Wednesday to boost sales at participating restaurants on traditionally slow dining days. As a result, member benefits expense as a percentage of total revenues increased by 0.5%, to 29.1% in the second quarter from 28.6% in the prior year period.

Year to Date 2010 Results

Revenues for the six months ended June 30, 2010 increased 3.8% over the prior year while Marketing Services Program revenues grew 48.6% increase. Gross profit for the six months ended June 30, 2010 increased 12.3% over the prior year period.

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The number of restaurants had grown 3.4% since June 30, 2009 to 10,541 at June 30, 2010, the highest number since 2004. Marketing Services Program restaurants increased to 5,929 from 4,854, the highest number of Marketing Services Program restaurants in the Company’s history. Marketing Credits Program restaurants declined to 4,612 from 5,343.

The net dining credits portfolio increased $2.7 million to $59.4 million as of June 30, 2010 from $56.6 million as of June 30, 2009. The Company’s increased purchases of dining credits in the quarter and the strong performance of the net dining credits portfolio that resulted in fewer losses contributed significantly to the growth in the net portfolio.

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During the six months ended June 30, 2010, the Company generated $2.1 million of cash from operations from the growth in Marketing Services Program revenues and improved profitability in the Marketing Credits Program. The Company paid $56.9 million out of cash from operations to purchase dining credits during the six months ended June 30, 2010. Cash used in financing and investing activities included $2.9 million in capital expenditures related to investments in sales force productivity tools and $0.2 million in common stock repurchases. As of June 30, 2010 the Company had $12.3 million of cash on hand and was debt free.

29. In response to the Company’s success in the second quarter of 2010, the Company’s CEO acknowledged Rewards Network’s strong potential for future growth and profitability when he stated as follows in the July Press Release: “We have succeeded in growing revenue, profitability, restaurant count, and member engagement in the face of an uncertain economic environment Rewards Network. . . . We believe these trends point to continued profitable growth.” (emphasis added).

B.	Notwithstanding Reward Network’s Prospects For Future Growth As Publicly Acknowledged By The Company’s CEO, The Company’s Directors Caused It to Enter An Agreement To Be Purchased By An Insider Pursuant To An Unfair Process And At An Inadequate Consideration

30. Notwithstanding Reward Network’s recent momentum in 2010 and the Company’s prospects for future growth, on November 1, 2010, the Company’s directors caused Rewards Network to agree to be sold to an insider, EGI, pursuant to an unfair process and at an inadequate consideration of $13.75 per share under the terms of a Sale Agreement that advances the interests of the Individual Defendants to the detriment of Plaintiff and Reward Network’s other public shareholders.

31. The process followed by the Board in determining to cause the Company to enter into the Sale Agreement was inadequate and failed to result in a Sale Agreement that is in the best interests of the Company’s public shareholders. In this regard, in April 2009, the Company’s board determined to, inter alia, explore strategic alternatives for the Company. In pursuit of this end, the Board appointed defendants F. Philip Handy, Michael J. Soenen and Mark R. Sotir to a special committee designated as the Strategic Coordination Committee to oversee this process. However, as the sale process advanced, EGI, whose affiliates owned approximately 26% of the Company’s common stock and whose co-founder, Sam Zell, has been investing heavily in Rewards Network since 1997, informed the Board that it was potentially interested in acquiring the Company. As a result of EGI’s indication of interest, the Strategic Coordination Committee was reconstituted to remove the two members – Messrs. Handy and Sotir – who were determined to be conflicted because of their ties to EGI and to add Raymond A. Gross and Marc C. Particelli. Thereafter, it became quite clear that EGI was favored to the detriment of a fair process and other bidders. For example, on July 31, 2010, EGI was allowed back into the bidding process, despite the fact that EGI’s indication of interest at $13.35 per share was one of the two lowest bids for the Company and was therefore not one of the top four potentially interested parties that the Board had determined to allow to proceed in the process.

32. Additionally, EGI was allowed to proceed in the process despite being unable to meet bid submission deadlines set by the Board. For example, on September 29, 2010 a representative of EGI informed the Company that EGI would not be in a position to submit its final bid by the 12:00 p.m. deadline on September 30, 2010. Moreover, the Board continued to consider EGI the most likely candidate even though EGI had not completed its due diligence by October 22, 2010 and despite the fact that EGI was threatening to reduce the price of its offer as recently as October 26, 2010, the day before Harris Williams summarized its Fairness Opinion at a meeting of the Board and the Board voted to cause the company to enter into the Sale Agreement.

33. Further, the price to be paid for the Company, $13.75 per share, grossly underestimates the Company’s intrinsic value. In fact, the Company is being sold at a discount to the Company’s closing price on October 26, 2010, the day before Harris Williams’ opinion that the price to paid for the Company pursuant to the Sale Agreement is fair. The price per share being paid by EGI is also significantly lower than the Company’s 52 week high of $15.32. Further, Harris William’s own Fairness Opinion implies a price in excess of the $13.75 being paid by EGI for the Company.

34. Moreover, although the Company hired Harris Williams as its financial advisor in connection with negotiations and the Sale Agreement, any advice on the fairness of EGI’s offer is tainted due to the fact that a significant portion of Harris Williams’ $2.5 million fee is contingent upon consummation of the Sale Agreement.

35. Further, in order to coerce Plaintiff and Rewards Networks’ other public shareholders to tender their shares pursuant to the Tender Offer, EGI sought and gained the following preclusive deal protection devices from the Individual Defendants- who were eager to reap the large sums of money they are receiving in connection with the Sale Agreement - which deal protection devices effectively ensured the sale of the Company to EGI and discouraged other buyers from offering a superior price for the Company:

•

A “Top-Up Option” which grants EGI an option to purchase at a price per share equal to the price payable pursuant to the Sale Agreement that number of additional shares sufficient to cause EGI to own one share more than 90% of the total outstanding shares of the Company, thus enabling EGI to effect a short-form merger without a shareholder vote or any further action by the stockholders of Stanley.

•	A Termination Fee which obligates the Company to pay EGI a termination fee of $2,180,000.00 plus reimbursement of EGI’s expenses up to $750,000.00 under certain circumstances.

•	A No Solicitation Clause which severely restricts the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company.

C.	All Of Rewards Network’s Directors Will Receive Extensive Personal Benefits That They Would Not Otherwise Receive At this Time Absent The Sale Agreement

36. The members of Rewards Network’s Board have interests in the Sale Agreement and Tender Offer that are different from or in addition to the interests of the Company’s stockholders, inter alia, as set forth below.

a. Three Members of Rewards Network’s Board are Affiliated with EGI. Three of the members of Rewards Network’s Board, Defendants Liebentritt, Handy and Sotir, are affiliated with EGI. Therefore, these directors will be entitled to participate in the Company’s future growth, as opposed to Plaintiff and the other public shareholders of Rewards Network who are being cashed out of their interests in the Company.

b. Payments to the Company’s Non-Employee Directors For Their Director Deferred Shares. In connection with consummation of the Sale Agreement, the Company’s non-employee directors will receive the following cash payments for their director deferred shares.

Name	Number of Director Deferred Shares	Cash Payment for Director Deferred Shares
Donald J. Liebentritt	32,370	$445,088.00
Raymond A. Gross	49,819	$685,011.00
F. Philip Handy	46,905	S644,944.00
Marc C. Particelli	—	—
Michael J. Soenen	11,980	$164,725.00
Mark R. Sotir	5,713	$78,554.00

c. Payments to Defendant Blake. In connection with the Sale Agreement, Defendant Blake is entitled to receive the following cash payments: (i) a payment of $473,729.00 for the accelerated vesting of his restricted stock units, (ii) a payment of either $571,115.00 or $1,130,010.00, depending on the circumstances, under the terms of his Employment Agreement, (iii) a potential bonus award of $812,500.00 under his Change in Control Bonus Agreement.

d. Indemnification. Further, each of the Individual Defendants will be granted rights to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement (the “Effective Time”) for six years after the Effective Time – thereby insulating them from all liability arising from the Sale Agreement and Tender Offer.

37. Notably, the Individual Defendants would not receive the payments and personal benefits described above now absent the Sale Agreement. Therefore, each of the Individual Defendants had and has a conflict of interest with regard to the Sale Agreement and Tender Offer.

D.	The Materially Misleading And/Or Incomplete Recommendation Statement

38. In addition, the Individual Defendants are breaching their fiduciary duty of full disclosure to Plaintiff and the Company’s other public shareholders in connection with the Sale Agreement and Tender Offer. In this regard, on November 8, 2010, the Individual Defendants filed the Recommendation Statement with the SEC and mailed the same to Plaintiff and the Company’s other public shareholders in connection with recommending that shareholders tender their shares pursuant to the Tender Offer. However, the Recommendation Statement is deficient in that it misrepresents and/or omits, inter alia, material information as alleged below:

(i)	According to the Recommendation Statement, in connection with Harris Williams’ financial advisory services, the Company has agreed to pay Harris Williams an aggregate fee of approximately $2.5 million, a significant portion of which is contingent upon consummation of the Tender Offer and Sale Agreement. The Recommendation Statement is deficient because it fails to disclose the value of the portion of Harris Williams’ fee that is contingent upon consummation of the Tender Offer and Sale Agreement.

Information regarding the conflicts of interest of Rewards Network’s financial advisor is material and must be disclosed.

(ii)	According to the Recommendation Statement, in the ordinary course of business, certain of Harris Williams’ affiliates, as well as investment funds in which they may have financial interests, may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own accounts or the accounts of customers, in debt or equity securities of the Company, EGI or any other company that may be involved in the Sale Agreement or Tender Offer. The recommendation Statement is deficient because it fails to specify the value of any positions that Harris Williams may have in these regards.

Information regarding the conflicts of interest of Rewards Network’s financial advisor is material and must be disclosed.

(iii)	On April 2, 2009, the Board appointed F. Philip Handy, Michael J. Soenen and Mark R. Sotir to the Strategic Coordination Committee. The Recommendation Statement is deficient because it fails to disclose the criteria used to select these committee members.

This information is material to Rewards Network’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Rewards Network’s public shareholders and to put the interests of these shareholders before their own.

(iv)	According to the Recommendation Statement, during March 2010, in accordance with the Company’s directives, Harris Williams contacted twelve potential strategic and financial parties to inquire as to their potential interest in a transaction with the Company. The Recommendation Statement is deficient because it fails to disclose (a) the criteria used to select the parties contacted in this regard and (b) how many of these parties were potential strategic buyers and how many were potential financial buyers.

This information is material to Rewards Network’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Rewards Network’s public shareholders and to put the interests of these shareholders before their own.

(v)	According to the Recommendation Statement, on April 22, 2010, Bidder A submitted to the Board a non-binding indication of interest to acquire for cash all of the outstanding Shares in a going-private transaction. The Recommendation Statement is deficient because it fails to disclose the value of Bidder A’s indication of interest.

This information is material to Rewards Network’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Rewards Network’s public shareholders and to put the interests of these shareholders before their own.

(vi)	According to the Recommendation Statement, on May 3, 2010, EGI informed the Board that it was potentially interested in acquiring the Company. The Recommendation Statement is deficient because it fails to disclose the value of EGI’s indication of interest.

This information is material to Rewards Network’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Rewards Network’s public shareholders and to put the interests of these shareholders before their own.

(vii)	According to the Recommendation Statement, on May 13, 2010, the Special Committee met to discuss the strategic review process, including the scope and duration of a potential sale process and the possibility of postponing the process until market conditions improved. The Recommendation Statement is deficient because it fails to disclose the results of that discussion.

This information is material to Rewards Network’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Rewards Network’s public shareholders and to put the interests of these shareholders before their own.

(viii)	According to the Recommendation Statement, the Company executed a confidentiality agreement with EGI. The Recommendation Statement is deficient because it fails to disclose (a) whether the Company also entered into a confidentiality agreement with Party A around this time and if not, (b) why not?

This information is material to Rewards Network’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Rewards Network’s public shareholders and to put the interests of these shareholders before their own.

(ix)	According to the Recommendation Statement, beginning on June 17, 2010 and continuing through July 16, 2010, in accordance with the Special Committee’s directives, Harris Williams contacted 114 potential strategic and financial parties, and provided each with a summary fact sheet. The Recommendation Statement is deficient because it fails to disclose the criteria used to select the parties contacted in this regard.

This information is material to Rewards Network’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Rewards Network’s public shareholders and to put the interests of these shareholders before their own.

(x)	According to the Recommendation Statement, the Special Committee met on July 23, 2010 to receive an additional update from Harris Williams regarding the status of the various potentially interested parties. At the meeting, the Special Committee discussed the merits of the Company independently pursuing its current strategic plan, and the risks involved in successfully implementing such plan in light of the Company’s historical performance. The Recommendation Statement is deficient because it fails to disclose (a) the updated status of the various potentially interested parties and (b) the results of the discussions regarding merits and risks of the Company independently pursuing its current strategic plan.

This information is material to Rewards Network’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Rewards Network’s public shareholders and to put the interests of these shareholders before their own.

(xi)	According to the Recommendation Statement, between July 26 and July 28, 2010, six potentially interested parties submitted letters indicating an interest in acquiring the Company. All six of these parties were financial sponsors, and included Bidder A and EGI. Preliminary purchase prices ranged from $13.50 to $17.00 per Share. The Recommendation Statement is deficient because it fails to disclose (a) the value of each of these indications of interest and especially (b) the value of Bidder A’s indication of interest.

This information is material to Rewards Network’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Rewards Network’s public shareholders and to put the interests of these shareholders before their own.

(xii)	According to the Recommendation Statement, on August 13, August 18, and August 20, 2010, the Special Committee met to receive updates regarding the continued levels of interest of the bidders following the management presentations. The Recommendation Statement is deficient because it fails to disclose the updates given in these regards for EGI and for Bidders A, C, and D.

This information is material to Rewards Network’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Rewards Network’s public shareholders and to put the interests of these shareholders before their own.

(xiii)	According to the Recommendation Statement, on September 3, 2010, the Special Committee met to discuss the revised financial forecast and its potential impact on the strategic review process. The Recommendation Statement is deficient because it fails to disclose what the Special Committee determined the potential impact of the revised financial forecast on the strategic review process to be.

This information is material to Rewards Network’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Rewards Network’s public shareholders and to put the interests of these shareholders before their own.

(xiv)	According to the Recommendation Statement, on October 8, 2010, senior management of the Company delivered to the Special Committee an updated financial forecast of the Company for the fiscal years ending December 31, 2010 through 2014. Further, on October 11, 2010, the Special Committee discussed the Financial Forecast and indicated that in its view the Financial Forecast presented a more realistic representation of the prospects for the Company. The Special Committee instructed Harris Williams to focus on the Financial Forecast when preparing financial analyses for the Special Committee’s consideration. The Recommendation Statement is deficient because it fails to disclose (a) how this updated financial forecast compares to the revised financial forecast reviewed by the Special Committee on September 3, 2010, (b) how the updated financial forecast compares to the information in the confidential information memorandum, (c) whether the Special Committee sought to re-engage Bidders A, C and D in light of the more realistic forecasts and, if not, (d) why not?

This information is material to Rewards Network’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Rewards Network’s public shareholders and to put the interests of these shareholders before their own.

(xv)	In its Selected Public Companies Analysis, Selected Precedent Transactions Analysis, Discounted Cash Flow Analysis, Leveraged Buyout Analysis, and Premiums Paid Analysis, Harris Williams indicated approximate implied per share equity reference ranges for the Company, as compared to the $13.75 per Share consideration. The Recommendation Statement is deficient because it fails to disclose the median and mean Implied Per Share Equity References that resulted from these analyses.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of Rewards Network in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board-that shareholders vote for the proposal to adopt the merger agreement-rely.

(xvi)	For its Discounted Cash Flow Analysis, Harris Williams used a selected range of terminal value multiples of 6.0x to 7.0x and discount rates ranging from 16.1% to 17.1%. The Recommendation Statement is deficient because it fails to disclose the methodology used to arrive at the multiples values and the discount rate range values.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of Rewards Network in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board-that shareholders tender their shares-rely.

(xvii)	For its Leveraged Buyout Analysis, Harris Williams used a range of exit value multiples of 6.0x to 7.0x and an assumed required internal rate of return for a financial buyer of approximately 24.0% to 26.0%. The Recommendation Statement is deficient because it fails to disclose the methodology used to arrive at the multiples values and the assumed required internal rate of return.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of Rewards Network in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board-that shareholders tender their shares-rely.

FIRST CAUSE OF ACTION

CLAIM FOR BREACH OF FIDUCIARY DUTIES OF, INTER ALIA, GOOD FAITH,

LOYALTY, FAIR DEALING, AND DUE CARE

(Against the Individual Defendants)

39. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

40. By reason of the foregoing, the Individual Defendants have breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and the Class and/or aided and abetted in the breach of those fiduciary duties.

41. As a result, Plaintiff and the Class have been and will be damaged.

SECOND CAUSE OF ACTION

CLAIM FOR FAILURE TO DISCLOSE

(Against Rewards Network and the Individual Defendants)

42. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

43. Under applicable law, the Individual Defendants and Rewards Network have a fiduciary obligation to disclose all material facts in the Recommendation Statement in order that Rewards Network shareholders can make an informed decision as to whether to tender their shares pursuant to the Tender Offer. As alleged in detail above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.

44. As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.

THIRD CAUSE OF ACTION

CLAIM FOR COERCION AND AIDING AND ABETTING BREACHES OF

FIDUCIARY DUTY

(Against EGI)

45. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

46. The Individual Defendants owed Plaintiff and Rewards Network’s other public shareholders duties of care, loyalty, good faith, fair dealing and disclosure. As earlier alleged, the Individual Defendants breached these fiduciary duties. EGI has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to Rewards Network’s shareholders, and is also coercing Plaintiff and Rewards Network’s other public shareholders to tender their shares pursuant to the Tender Offer, by, among other things, (a) insisting that it be granted the “Top-Up Option” which enables it to effect a short-form merger without a shareholder vote or any further action by the stockholders of Rewards Network, (b) severely restricting the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company, (c) obligating the Company to pay a termination fee of $2,180,000.00 plus reimbursement of up to $750,000.00 of expenses to EGI in order to accept a superior proposal to acquire the Company and (d) agreeing to indemnify the Individual Defendants for liability arising as a result of their wrongful conduct as alleged herein. These concessions insisted upon by EGI effectively coerced Plaintiff and Rewards Network’s other public shareholders to tender their shares pursuant to the Tender Offer and precluded any other potential buyer from making a superior offer for the Company. Further, the proposed sale of Rewards Network to EGI could not take place without the knowing participation of EGI.

47. As a result, Plaintiff and the Class have been and will be damaged.

WHEREFORE, Plaintiff demands judgment as follows:

1. determining that this action is a proper class action, and that plaintiff is a proper Class representative;

2. declaring that the Individual Defendants have breached their fiduciary duties to plaintiff and the Class and aided and abetted such breaches;

3. declaring that EGI has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to Plaintiff and the Class;

4. awarding plaintiff and the class compensatory and/or rescissory damages as allowed by law;

5. awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and

6. granting such other relief as the Court may find just and proper.

Dated: November 10, 2010	LELAND E. SHALGOS, ESQ.

	By:	/s/ Leland E. Shalgos
2650 West 51st Street
Chicago, Illinois 60632
Attorney No. 22665
Telephone: (773) 925-1700
Facsimile: (773) 925-1040

Counsel for Plaintiff

Of Counsel

THE BRUALDI LAW FIRM, P.C.

29 Broadway, Suite 2400

New York, New York 10006

Telephone: (212) 952-0602

Facsimile: (212) 952-0608

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